NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA RESTARTS DRILLING AT COPPERSTONE

April 3, 2007 - American Bonanza Gold Corp. TSX: BZA) (“Bonanza”) has resumed drilling at the 100% owned Copperstone Project in Arizona. The Phase II exploration drilling will focus on several new strong gold targets intersected during the 2006 Phase I exploration drilling. The current drilling is designed to determine the geometry of the new gold zones and successful results would lead to detailed drilling to estimate new gold resources. The development of additional resources would positively impact Bonanza’s ongoing studies to place Copperstone into production.

Phase II drilling will consist of about 13 drill holes with a combined length of 4,877 meters (16,000 feet) and will test the continuity, geometry, and overall significance of the gold intercepted in Phase I. These holes will be pre-collared with reverse circulation drilling and target horizons will then be drilled with core. A program to re-interpret geophysical data from the project is complete and the drilling will also target new geophysical anomalies identified during a recently completed ground magnetic survey.

During the 2006 Phase I exploration drilling Bonanza completed 27 drill holes with a total length of 7,695 meters (25,247 feet) in 10 geophysical and structural targets within 1200 meters of the Copperstone resources. This drilling intercepted strong gold mineralization, alteration, and favorable host rocks in 7 of the 10 targets. Previously reported highlights from this drilling are shown below.

Copperstone Phase I Gold Intercepts

Hole ID	From (m)	To (m)	Length (m)	(Gold g/t)	Gold (oz/t)
06CS-11	248.5	251.5	3.1	2.1	0.062
06CS-12	332.3	339.9	7.6	3.1	0.090
including	335.4	338.4	3.1	6.7	0.194
06CS-15	13.7	19.8	6.1	1.5	0.043
including	13.7	15.2	1.5	3.7	0.109
06CS-17	100.6	108.2	7.6	3.7	0.109
including	100.6	102.1	1.5	11.7	0.340
06CS-18	39.6	45.7	6.1	2.3	0.066
including	39.6	41.2	1.5	5.9	0.171
06CS-22	207.3	213.4	6.1	1.7	0.050
including	208.8	210.4	1.5	4.4	0.128
	231.7	234.8	3.1	3.6	0.104
	277.4	280.5	3.1	2.6	0.075
	298.8	312.5	13.7	3.9	0.114
including	303.4	304.9	1.5	25.8	0.753

Follow-up drill holes completed during Phase I near 06CS-12 intersected quartz-amethyst veining with anomalous copper that is interpreted to be a steeply dipping feeder zone to the main gold deposits at Copperstone. This structure will also be drilled during Phase II.

About Copperstone

The Copperstone Property is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza controls over 3,600 contiguous hectares of prospective ground at the Copperstone Property. Mine development advantages for Copperstone are significant and should shorten the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kV power line and substation, three operating water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline that was designed to intercept high grade north of the pit at the D zone.

On a parallel path with the drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

In 2005 Bonanza commissioned AMEC E & C Services Inc., a respected international engineering firm, to complete a NI 43-101 compliant resource estimate. As previously announced the AMEC estimated mineral resource, effective January, 2006, and based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold was reported as:

COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D A, B, C and D	Measured Indicated	10,400 960,000	20.93 10.62	7,005 327,924
A, B, C and D	Measured + Indicated	970,400	10.73	334,929
A, B, C and D	Additional Inferred	189,600	10.87	66,266

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza's Vice President, Exploration. Mr. Hawkins is a qualified person as defined by National Instrument 43-101 guidelines.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES

This news release uses the terms. "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term.3"Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Capital Partners Incorporated
Attention:   Michael Rodger
Phone:   604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone:   604-688-7508
Email: info@americanbonanza.com